SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Alan Porter
Alan Porter
Group Company Secretary

26 April 2013

JACKIE HUNT APPOINTED AS CHIEF EXECUTIVE, PRUDENTIAL UK AND EUROPE

Prudential plc (“Prudential”) announces the appointment of Jackie Hunt as Chief Executive, Prudential UK and Europe and to the Board of Prudential plc. Jackie will succeed Rob Devey, who will leave the Group at the end of October 2013 to pursue new opportunities.

Jackie will join Prudential from Standard Life plc where she is Chief Financial Officer. Before joining Standard Life in 2009, Jackie held a number of senior leadership roles within the UK insurance industry, first at Royal & Sun Alliance and then at Aviva.

Commenting, Tidjane Thiam, Group Chief Executive, Prudential plc, said:

“I am pleased to announce the appointment of Jackie Hunt as successor to Rob Devey. Jackie joins Prudential with a proven track record of delivery in the highly competitive UK insurance market. I am delighted that a person of her talent and experience is joining the Group. I greatly look forward to working with her.

“I would like to thank Rob for the contribution he has made towards the progress of Prudential UK and Europe over the past four years. Under Rob’s leadership, the business has continued to meet the savings and retirement needs of our seven million customers in the UK, providing them with investment returns that have consistently outperformed the market. At the same time, a tighter product focus and improved operational efficiencies have driven value creation for our shareholders. I wish him all the very best with his next challenge.”

Commenting, Jackie Hunt, said:

“I greatly look forward to joining Prudential. It is a Group which combines a proud heritage stretching back 165 years with a clear forward-looking strategy for meeting the savings and protection needs of its customers across the world. The UK and Europe business has a clearly defined and valuable role to play within the Group.”

Commenting, Rob Devey, Chief Executive, Prudential UK and Europe, said:

“The UK business has emerged from challenging macro-economic conditions in excellent health and with a clear, focused strategy for the future. The time is right for me to pursue the next stage in my career.

“I want to thank Tidjane and my executive colleagues for their support during the past four years. I would also like to thank the UK leadership team and all the employees of the UK and Europe business for their hard work in delivering sustainable, long-term value both for our seven million British customers and for Prudential’s shareholders.”

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Prudential plc

Incorporated and registered in England and Wales. Registered office: Laurence Pountney Hill London EC4R 0HH. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority

Notes to Editors:

About Jacqueline (“Jackie”) Hunt

Jackie Hunt was appointed a Director and Chief Financial Officer of Standard Life in May 2010, having joined the company in 2009 as Deputy Chief Financial Officer. She is also a Non-Executive Director of National Express Group PLC and Member of the Board and Chair of the Prudential Financial and Taxation Committee of the Association of British Insurers. Ms Hunt joined Standard Life in January 2009. Before this, she held various senior management roles at Aviva, including Chief Financial Officer at Norwich Union. After qualifying as a Chartered Accountant with Deloitte & Touche in South Africa, Jackie then worked for PricewaterhouseCoopers and Royal & Sun Alliance before joining Aviva in 2003. Age 44.

Shareholding Details

Ms Hunt does not hold an interest in any shares of Prudential within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Employment Details

Prudential is committed to full disclosure of the remuneration of its Executives. Jackie Hunt’s basic salary will be £625,000. Her annual bonus has a maximum potential of 160 per cent of base salary, of which 40 per cent is deferred. LTIP awards are 225 per cent of base salary. Any long-term awards forfeited as a consequence of joining Prudential will be replaced on a like-for-like basis, subject to Prudential performance criteria. This is in line with FTSE50 best practice.

Jackie has not been appointed for a fixed term but her service contract contains a notice provision under which either party may terminate upon 12 months’ notice.

Regulatory Disclosures

Save as disclosed above, there are no matters relating to the appointment of Ms Hunt that need to be disclosed pursuant to Listing Rule 9.6.13 (1) – (6) of the Listing Rules of the Financial Conduct Authority.

Save as disclosed above there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Ms Hunt and Robert (“Rob”) Alan Devey have confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc

Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years and has £405 billion in assets under management (as at 31 December 2012). Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations, and including, without limitation, statements containing the words “may”, “will”, “should”, “continue”, “aims”, “estimates”, “projects”, “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of competition, economic growth, inflation and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards, or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in the Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.